Exhibit 99.1
For Immediate Release
Merck Serono and Flamel to Collaborate on an Extended Release
Formulation for Therapeutic Proteins
•	Flamel’s Medusa® technology designed to allow less frequent administration of therapeutic proteins and peptides
Lyon, France – December 20, 2007 – Flamel Technologies (Nasdaq: FLML) today announced that it has entered into a collaboration with Merck Serono, a division of Merck KGaA, to investigate the applicability of Flamel’s Medusa® technology for the extended release of a therapeutic protein of Merck Serono’s portfolio. Under the terms of the agreement, Merck Serono will make an upfront payment of EUR 2 million to Flamel for investigating the therapeutic protein and Merck Serono will fund R&D efforts to be performed at Flamel. Financial terms of a license agreement up through potential commercialization of this formulation have been agreed between the parties.
“We are delighted to enter into this partnership with Flamel, as it gives Merck Serono access to a technology that may further improve the therapeutic potential of compounds in our portfolio”, said Bernhard Kirschbaum, Merck Serono’s Head of Research. “As Flamel’s Medusa® technology allows for longer intervals between administrations of injectable proteins compared to standard formulations, we hope to offer an improved convenience for patients requiring treatment by injection. As a consequence, we anticipate that employing this technology will lead to better treatment outcomes for patients.”
Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “We are pleased to have reached an agreement with Merck Serono. The Medusa® platform is a best-in-class technology for the controlled delivery of proteins, peptides, and other molecules. This applicability to a wide range of molecules is a key strength of the platform, as is the ability to sustain release without affecting bioactivity. Merck Serono is the ideal partner for this project and we look forward to working together on such an exciting opportunity.”
About Medusa®
Medusa®, a self-assembled poly-aminoacid nanoparticle system, is a versatile carrier for the development of novel long-acting formulations of proteins, peptides, and other molecules. The Medusa® platform has many advantages in that it enables the controlled delivery of fully-human, non-denatured proteins with full bioactivity. Flamel believes that this will lead to a third-generation of protein-based drugs offering greater effectiveness and reduced toxicity and side effects to patients. A new microparticulate adaptation of Medusa® has been developed that potentially can extend pharmacokinetics to two weeks or more, offering an infusion-like release profile, also without loss of bioactivity.

About Flamel Technologies
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides and other molecules, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for COREG CR®.
About Merck Serono
Merck Serono, the new division for innovative small molecules and biopharmaceuticals of Merck, was established following the acquisition of Serono and the integration of its business with the former Merck Ethicals Division. Headquartered in Geneva, Switzerland, Merck Serono discovers, develops, produces and commercializes innovative products to help patients with diseases with unmet needs. Our North American business operates in the United States and Canada under EMD Serono.
Merck Serono has leading brands serving patients with cancer (Erbitux®), multiple sclerosis (Rebif®), infertility (Gonal-f®), metabolic and cardiometabolic disorders (Glucophage®, Concor®, Saizen®, Serostim®), as well as psoriasis (Raptiva®). With an annual R&D investment of EUR 1bn, we are committed to growing our business in specialist-focused therapeutic areas such as Neurodegenerative Diseases and Oncology, as well as new therapeutic areas potentially arising out of our research and development in Autoimmune and Inflammatory Diseases.
About Merck
Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by 30,962 employees in 61 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.
Contact:
Michel Finance, Chief Financial Officer
Tel:       (011) (33) 4-7278- 3434
Fax:       (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:       + (33) 472 78 3434
Fax:                 + (33) 472 78 3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.